    As filed with the Securities and Exchange Commission on August 25, 2005.

         ===============================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                ----------------
                              THE KOREA FUND, INC.
                       (Name of Subject Company (issuer))

                              THE KOREA FUND, INC.
                        (Name of Filing Person (offeror))

                                  COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    500634100
                      (CUSIP Number of Class of Securities)

                              Carole Coleman, Esq.
                              The Korea Fund, Inc.
                c/o Deutsche Investment Management Americas, Inc.
                                 345 Park Avenue
                            New York, New York 10154
                                 (800) 349-4281
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------
                                    COPY TO:
                             William D. Regner, Esq.
                            Debevoise & Plimpton LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000
                                ----------------

                            CALCULATION OF FILING FEE

================================================================================
          TRANSACTION VALUATION                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           $614,086,773.83 (a)                     $72,278.01 (b)
================================================================================

(a) Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 22,350,747 shares in the offer, based on the average of the high and low prices on July 6, 2005 of $27.475 as reported on the New York Stock Exchange.

(b) Calculated at $117.70 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #6 for Fiscal Year 2005, effective December 13, 2004.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $72,278.01
Form or Registration No.:  Schedule TO
Filing Party:  The Korea Fund, Inc.
Date Filed:  July 8, 2005


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

================================================================================

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 8, 2005 by The Korea Fund, Inc., a Maryland corporation (the "Fund"), relating to a tender offer for up to 22,350,747 shares of its issued and outstanding stock, par value $0.01 per share, in exchange for portfolio securities of the Fund, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Materials to be Filed as Exhibits.

The following material is hereby filed as an additional exhibit to the Fund's Schedule TO:

(a)(5)(iv) Press Release issued by The Korea Fund, Inc. on August 25, 2005.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE KOREA FUND, INC.

                                    By:    /s/ Carole Coleman
                                           ----------------------------
                                    Name:  Carole Coleman
                                    Title: Vice President and Secretary
                                    Date:  August 25, 2005



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